# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Foresight Autonomous Holdings Ltd., CIK 0001691221
CUSIP: 345523203
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 3 GOLDA MEIR STREET, NESS ZIONA, Israel (L3), 7414001
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001213900-18-001871
Filed by CIK 0001731280

## Reporting persons
- Haim Siboni: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 11,363,000; shared voting power 34,820,789; sole dispositive power 11,363,000; shared dispositive power 34,820,789; aggregate amount beneficially owned 46,183,789 (7.7% of the class)
  Comment: Consists of options to purchase 9,113,000 Ordinary Shares exercisable within 60 days of March 31, 2025 and 2,250,000 restricted share units ("RSUs") that vest within 60 days of March 31, 2025, owned by Haim Siboni. Haim Siboni also owns options to purchase 1,000,000 Ordinary Shares and 6,750,000 RSUs that will not vest within 60 days of March 31, 2025.
  
  Consists of 34,820,789 Ordinary Shares owned by Magna - B.S.P. Ltd. Haim Siboni is the chief executive officer and a director of Magna - B.S.P. Ltd.
  
  Based on 597,572,886 Ordinary Shares outstanding as of May 13, 2025.
- Magna - B.S.P. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 34,820,789; sole dispositive power 0; shared dispositive power 34,820,789; aggregate amount beneficially owned 34,820,789 (5.8% of the class)
  Comment: Consists of 34,820,789 Ordinary Shares owned by Magna - B.S.P. Ltd.
  
  Based on 597,572,886 Ordinary Shares outstanding as of May 13, 2025.

## Item 1. Issuer
Name of issuer: Foresight Autonomous Holdings Ltd.
Address of issuer's principal executive offices: 3 GOLDA MEIR STREET, NESS ZIONA, L3, 7414001

## Item 2. Person Filing
Name of person filing: This Statement is filed on behalf of Haim Siboni and Magna - B.S.P. Ltd. (the "Reporting Persons").
Address of principal business office or, if none, residence:
Rotem Industrial Park D.N. Arava,
Arava, 86800 Israel
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 46,183,789
Percent of class: 7.7%
Sole power to vote or to direct the vote: Haim Siboni has sole power to vote or to direct the vote of the Ordinary Shares underlying options to purchase 9,113,000 Ordinary Shares exercisable within 60 days of March 31, 2025 and 2,250,000 RSUs that vest within 60 days of March 31, 2025. Haim Siboni also owns options to purchase 1,000,000 Ordinary Shares and 6,750,000 RSUs that will not vest within 60 days of March 31, 2025.
Shared power to vote or to direct the vote: 46,183,7892
Sole power to dispose or to direct the disposition: Haim Siboni has sole power to dispose or to direct the disposition of options to purchase 9,113,000 Ordinary Shares exercisable within 60 days of March 31, 2025 and 2,250,000 RSUs that vest within 60 days of March 31, 2025. Haim Siboni also owns 6,750,000 RSUs that will not vest within 60 days of March 31, 2025.
Shared power to dispose or to direct the disposition: 46,183,7892

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit Index

Joint Filing Agreement, dated as of May 14, 2025, by and between Haim Siboni and Magna - B.S.P. Ltd.

## Signatures
- Haim Siboni: /s/ Haim Siboni, Haim Siboni (05/14/2025)
- Magna - B.S.P. Ltd.: /s/ Haim Siboni, Chief Executive Officer (05/14/2025)